---------------------------
          FORM 4                      U.S. SECURITIES AND EXCHANGE COMMISSION            ----------------------------
---------------------------                   Washington, D.C. 20549                             OMB APPROVAL
[_]  Check this box                                                                      ----------------------------
     if no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB Number:        3235-0287
     to Section 16. Form 4                                                               Expires:   PENDING
     or Form 5 obligations                                                               Estimated average burden
     may continue. See       Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
     Instruction 1(b).        Act of 1934, Section 17(a) of the Public Utility Holding   ----------------------------
                                    Company Act of 1935 or Section 30(f) of the
(Print or Type Responses)                 Investment Company Act of 1940

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

     Income Opportunity Fund I LLC
--------------------------------------------------------------------------------
    (Last)                          (First)                         (Middle)

     c/o Millennium Partners, 1995 Broadway
--------------------------------------------------------------------------------
                                    (Street)

     New York                         NY                             10023
--------------------------------------------------------------------------------
    (City)                          (State)                          (Zip)

--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

Corrections Corporation of America (CXW)
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


--------------------------------------------------------------------------------
4.   Statement for Month/Year

December 2001/ January 2002
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer
              (Check all applicable)

     [_]  Director                             [x]  10% Owner

     [_]  Officer (give title below)           [x]  Other (1)


--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person

     [x]  Form filed by More than One Reporting Person
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
  Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.                                    2.        3.          4.                                    5.            6.        7.
Title of Security                     Trans-    Trans-      Securities Acquired (A)               Amount of     Owner-    Nature of
(Instr. 3)                            action    action      or Disposed of (D)                    Securities    ship      Indirect
                                      Date      Code        (Instr. 3, 4 and 5)                   Beneficially  Form:     Beneficial
                                                Instr. 8)                                         Owned at End  Direct    Owner-
                                      (Month/               ___________________________________   of Month      (D) or    ship
                                      Day/                                                                      Indirect  (Instr. 4)
                                      Year)                                 (A)or                 (Instr. 3     (I)
                                                Code  V          Amount     (D)        Price      and 4)        (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common stock, par value
$.01 per share                        12/31/01  J(2)             7,448      (A)    $18.56 (2)       11,205        D (3)
------------------------------------------------------------------------------------------------------------------------------------
Common stock, par value
$.01 per share                        12/31/01  J(2)             6,287      (A)    $18.56 (2)       6,287       I (4)(9)    (4)(9)
------------------------------------------------------------------------------------------------------------------------------------
Common stock, par value
$.01 per share                        1/8/02     C               46,847     (A)                     46,847         (5)      (5)(9)
------------------------------------------------------------------------------------------------------------------------------------
Common stock, par value
$.01 per share                        1/8/02     C               46,847     (A)                     46,847         (6)      (6)(9)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (3-99)


FORM 4 (continued)            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.                  2.       3.       4.       5.            6.            7.                     8.       9.        10.     11.
Title of            Conver-  Trans-   Trans-   Number of     Date Exer-    Title and Amount       Price    Number    Owner-  Nature
Derivative          sion     action   action   Derivative    cisable and   of Underlying          of       of        ship    of
Security            or       Date     Code     Securities    Expiration    Securities             Deriv-   Deriv-    Form    In-
(Instr. 3)          Exer-             (Instr.  Acquired (A)  Date          (Instr. 3 and 4)       ative    ative     of      direct
                    cise     (Month/  8)       or Disposed   (Month/Day/                          Secur-   Secur-    Deriv-  Bene-
                    Price    Day/              of(D)         Year)                                ity      ities     ative   ficial
                    of       Year)             (Instr. 3,                                         (Instr.  Bene-     Secur-  Owner-
                    Deriv-                     4 and 5)                                           5)       ficially  ity:    ship
                    ative                                    -----------------------------------           Owned     Direct  (Instr.
                    Secur-                                                                                 at End    (D) or  4)
                    ity                                                                   Amount           of        In-
                                                              Date     Expi-              or               Month     direct
                                      ---------------------   Exer-    ra-                Number           (Instr.   (I)
                                                              cis-     tion               of               4)        (Instr.
                                      Code  V   (A)  (D)      able      Date     Title    Shares                     4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                Common
10% convertible                                                                 stock, par
subordinated notes                                                              value $.01
due 2008            (7)      1/8/02   C             $557,231  1/1/01  12/31/08  per share   46,847            (8)      (8)    (8)(9)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                Common
10% convertible                                                                 stock, par
subordinated notes                                                              value $.01
due 2008            (7)      1/8/02   C             $557,230  1/1/01  12/31/08  per share   46,847            (8)      (8)     8)(9)
------------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

(1) The reporting persons are members of a Section 13(d) group that owns more than 10% of the issuer's outstanding common stock, par value $.01 per share ("Common Stock").

(2) These shares were received by the reporting person in a settlement of a series of class action and derivative lawsuits brought against the issuer by stockholders of the issuer and its predecessors. The closing price of the Common Stock as reported on the New York Stock Exchange on December 31, 2001 was $18.56.

(3) These securities are directly owned by Christopher M. Jeffries.

(4) These securities are directly owned by MDP Ventures II LLC ("MDP Ventures"). Mr. Jeffries has an indirect beneficial interest in these securities in his capacity as the holder of a majority of the limited liability company interests of Millennium Development Partners II LLC, the managing member of MDP Ventures.

(5) These securities are directly owned by Income Opportunity Fund I LLC ("IOF"). Millennium Development Partners V LLC ("MDP V") has an indirect beneficial interest in these securities in its capacity as managing member of IOF. Mr. Jeffries has an indirect beneficial interest in these securities in his capacity as the controlling member of MDP V.

(6) These securities are directly owned by Millennium Holdings III LLC ("MH III"). Mr. Jeffries has an indirect beneficial interest in these securities in his capacity as the controlling member of MH III.

(7) 84.07247 shares of Common Stock per $1,000 principal amount of 10% convertible subordinated notes due 2008 ("Notes")

(8) (A) $15,000,000 principal amount of Notes (convertible into 1,261,087 shares of Common Stock) directly owned by IOF. MDP V has an indirect beneficial interest in these securities in its capacity as managing member of IOF. Mr. Jeffries has an indirect beneficial interest in these securities in his capacity as the controlling member of MDP V. (B) $15,000,000 principal amount of Notes (convertible into 1,261,087 shares of Common Stock) directly owned by Millennium Holdings III LLC ("MH III"). Mr. Jeffries has an indirect beneficial interest in these securities in his capacity as the controlling member of MH III. (C) $10,000,000 principal amount of Notes (convertible into 840,724 shares of Common Stock) directly owned by Millennium Holdings II LLC ("MH II"). Mr. Jeffries has an indirect beneficial interest in these securities in his capacity as the controlling member of MH II.

(9) The reporting persons disclaim beneficial ownership in the securities of the issuer except to the extent of their pecuniary interest, if any, therein.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


INCOME OPPORTUNITY FUND I LLC
By:  MILLENNIUM DEVELOPMENT PARTNERS V LLC, its
     managing member

     By:   /s/ Steven L. Hoffman
         -------------------------------------
         Name:  Steven L. Hoffman
         Title: Vice President

Date:     February 4, 2002
        ----------------------

                   CONTINUATION SHEET RELATING TO JOINT FORM 4
                     FILED BY INCOME OPPORTUNITY FUND I LLC



                             JOINT FILER INFORMATION



DESIGNATED FILER:                   Income Opportunity Fund I LLC



ISSUER & TICKLER SYMBOL:            Corrections Corporation of America (CXW)



STATEMENT FOR MONTH/YEAR:           December 2001, January 2002



OTHER REPORTING PERSONS:

1.  Millennium Development Partners V LLC
    c/o Millennium Partners
    1995 Broadway
    New York, NY 10023

    By:   /s/ Steven L. Hoffman
        ------------------------------------
        Name:  Steven L. Hoffman
        Title: Vice President

2.  Millennium Holdings II LLC
    c/o Millennium Partners
    1995 Broadway
    New York, NY 10023

    By:   /s/ Steven L. Hoffman
        ------------------------------------
        Name:  Steven L. Hoffman
        Title: Vice President

3.  Millennium Holdings III LLC
    c/o Millennium Partners
    1995 Broadway
    New York, NY 10023

    By:   /s/ Steven L. Hoffman
        ------------------------------------
        Name:  Steven L. Hoffman
        Title: Vice President

4.  Christopher M. Jeffries
    c/o Millennium Partners
    1995 Broadway
    New York, NY 10023

     /s/ Christopher M. Jeffries
    ----------------------------------------


                                                                     Page 3 of 3